Item 27. Exhibit (d) vi.

C.M. LIFE INSURANCE COMPANY
100 Bright Meadow Boulevard
Enfield, CT 06082

TERMINAL ILLNESS BENEFIT ENDORSEMENT

This Endorsement modifies the Contract to which it is attached.  The effective date of this Endorsement is the Issue Date shown on the Contract Schedule of the Contract or at a later date acceptable to the Company.  In case of a conflict with any provision in the Contract, the provisions of this Endorsement will control.  The following is hereby added to the Contract:

TERMINAL ILLNESS BENEFIT

Upon Written Request, the Contract Owner may elect a Terminal Illness Benefit during the Accumulation Period, subject to the following proof of illness requirement:

The Company will require proof that the Contract Owner is terminally ill and not expected to live more than 12 months.  This proof will include, but is not limited to, certification by a licensed medical practitioner performing within the scope of his/her license.  The licensed medical practitioner must not be the Contract Owner, or the parent, spouse or child of the Contract Owner.

A Terminal Illness Benefit will be paid only to the Contract Owner upon Written Request.  The benefit amount to be paid will be equal to the amount determined in accordance with the provisions of the applicable Death Benefit then in effect.

If Joint Contract Owners are named, the Age of the oldest will be used to determine the Terminal Illness Benefit.  If the Contract is owned by a non-natural person, then Contract Owner shall mean Annuitant.

Signed for C.M. Life Insurance Company by:

[ ABC ]	[ ABC ]

[SECRETARY]	[PRESIDENT]

MU99TI